   As filed with the Securities and Exchange Commission on January 13, 2000

                             Registration No. 333- _

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                                    e4L, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                   13-2658741
                     (I.R.S. Employer Identification Number)

                             15821 VENTURA BOULEVARD
                                    5TH FLOOR
                          LOS ANGELES, CALIFORNIA 91436
                    (Address of principal executive offices)

                               DANIEL M. YUKELSON
   EXECUTIVE VICE PRESIDENT/FINANCE AND CHIEF FINANCIAL OFFICER, AND SECRETARY
                             15821 VENTURA BOULEVARD
                                    5TH FLOOR
                          LOS ANGELES, CALIFORNIA 91436
                     (Name and address of agent for service)

                                 (818) 461-6400
          (Telephone number, including area code, of agent for service)
                               ------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box: / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans. Check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box./ /

                                          CALCULATION OF REGISTRATION FEE


                                                             Proposed              Proposed           Amount of
      Title of Securities           Amount to be         Maximum Offering      Maximum Aggregate    Registration
       to be Registered              Registered           Price Per Share       Offering Price           Fee


  Common Stock, par value
  $.01 per share                       600,000            $3.0625/share (1)        $1,837,500(1)      $485.10(1)
-------------------------------------------------------------------------------------------------------------------



(1) Based on the average of the high and low trading price of the Registrant's Common Stock as reported by the New York Stock Exchange on January 12, 2000, as estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                    SUBJECT TO COMPLETION - JANUARY 13, 2000

                                   PROSPECTUS

                                    e4L, INC.
                             15821 VENTURA BOULEVARD
                                    5TH FLOOR
                          LOS ANGELES, CALIFORNIA 91436
                                 (818) 461-6400
                      ------------------------------------

                         600,000 SHARES OF COMMON STOCK
                      ------------------------------------


         Selling Stockholders are offering and selling up to 600,000 shares of common stock. The Selling Stockholders may acquire the shares of common stock offered pursuant to this Prospectus upon exercise of warrants or upon satisfaction of e4L's obligations to the holders of Series E Convertible Preferred Stock.

         The Selling Stockholders may offer the shares of common stock through public or private transactions, on the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices.

         e4L's common stock is listed on the New York Stock Exchange under the symbol "ETV." On January 12, 2000, the closing sale price for the common stock, as quoted on the New York Stock Exchange, was $2.875 per share.


               SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CERTAIN
         INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                      ------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OF COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is                  .
                                              ------------------

         The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS





SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.................................................................3

RISK FACTORS......................................................................................................4

THE COMPANY.......................................................................................................7

USE OF PROCEEDS...................................................................................................8

SELLING STOCKHOLDERS..............................................................................................9

PLAN OF DISTRIBUTION.............................................................................................11

LEGAL MATTERS....................................................................................................11

EXPERTS  ........................................................................................................11

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................13

WHERE YOU CAN GET MORE INFORMATION...............................................................................13


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this Prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information regarding e4L and its subsidiaries. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and has been derived using numerous assumptions.

         Important factors that may cause e4L's actual results to differ from projections include, for example,

         - the success or failure of e4L's efforts to implement its business strategies;

         -   competition for products and media time;

         -   the ability to raise sufficient capital to expand e4L's business;

         - the ability to develop or obtain rights to successful new products and ability to exploit alternative distribution channels such as wholesale/retail and electronic commerce;

         - the ability to attract and retain quality employees and talented performers for e4L's direct response television programming; and

         - other risks which may be described in e4L's future filings with the SEC.

                                  RISK FACTORS

         You should carefully consider each of the following factors and other information in this prospectus before deciding to invest in shares of e4L's Common Stock.

e4L HAS HISTORICALLY SUFFERED LOSSES WHICH HAS ADVERSELY AFFECTED CASH FLOW

         e4L incurred significant losses in four of its last five fiscal years. e4L also reported a net loss of approximately $43.6 million for fiscal year 1999 and a loss of $10.7 million during the six months ended September 30, 1999. Because of e4L's historical financial condition as well as other unfavorable conditions, e4L developed a business plan and has begun implementing new strategies designed to increase net revenue, reduce costs and return it to profitability. If the business plan does not adequately address the circumstances and situations which resulted in e4L's historic poor performance, e4L would be required to seek alternative forms of financing, the availability of which is uncertain, or be forced to go out of business.

THE DIRECT RESPONSE MARKETING AND ELECTRONIC COMMERCE INDUSTRIES ARE EXTREMELY COMPETITIVE

         e4L experiences extreme competition for products, customers and media access in the direct response marketing and electronic commerce industries. Accordingly, to be successful, e4L must:

         - Accurately predict consumer needs and market conditions, including consumers' acceptance of the Internet as a medium for commerce and competition;
         -   Introduce successful products;
         - Produce compelling direct response television programs and Internet sales initiatives;
         -   Acquire appropriate amounts of media time;
         -   Manage its media time effectively;
         -   Fulfill customer orders timely and efficiently;
         -   Provide courteous and informative customer service;
         -   Maintain adequate vendor relationships and terms;
         -   Enhance successful products to generate additional sales;
         - Expand the methods used to sell products, including greater use of the Internet as a sales medium;
         -   Expand in existing geographic markets; and
         -   Integrate acquired companies and businesses efficiently.

         e4L's historical operating results were primarily caused by delays in product introductions, lack of successful products, failure to adequately leverage its global spending and economic conditions in the Asian (including the South Pacific Rim) market. More recently, reduced media availability and limited new products have negatively affected e4L's operating results. e4L actively seeks out new products, new sources of products and alternative distribution channels, including wholesale/retail and the Internet. e4L cannot be certain that inventors and product manufacturers will select it to market their products. Significant delays in product introductions or a lack of successful products could prevent e4L from selling adequate amounts of its products and otherwise have a negative effect on e4L's business.

e4L DEPENDS UPON FOREIGN SALES FOR REVENUE, WHICH EXPOSES e4L TO ADDITIONAL
RISKS

         e4L markets products to consumers in over 70 countries. In recent years, e4L has derived approximately forty percent of its net revenue from sales to customers outside the United States and Canada. e4L's largest international markets are Europe and Asia, primarily Japan, Australia and New Zealand. The economic environment in the Asian region has had and, for the foreseeable future, may continue to have, an adverse effect on e4L. e4L's international expansion has caused an increase in its working capital requirements due to the additional time required to deliver products abroad and receive payment from foreign countries.

         While e4L's foreign operations have the advantage of airing direct response television programs that have already proven successful in the United States, as well as successful direct response television programs produced by other direct marketing companies with limited media access and distribution capabilities, there can be no assurance that e4L's foreign operations will continue to generate similar revenue or operate profitability. Competition in the international marketplace is intense. In addition, e4L is subject to many risks associated with doing business abroad including:

         -   adverse fluctuations in currency exchange rates;

         -   transportation delays and interruptions;

         -   political and economic disruptions;

         -   the imposition of tariffs and import and export controls; and

         -   increased customs or local regulations.

         The occurrence of any of these risks could have an adverse effect on e4L's business.

AS e4L ENTERS NEW MARKETS, IT IS CONFRONTED WITH NEW AND COMPLEX ISSUES

         As e4L enters new markets, it is faced with the uncertainty of never having done business in that country's particular commercial, political and social environment. Accordingly, despite e4L's best efforts, the likelihood of success is unpredictable for reasons particular to each new market. For example, e4L's success in any new market is based primarily on strong product acceptance by consumers in the new market. It is also possible that, despite e4L's apparently successful entrance into a new market, some unforeseen circumstance could arise which would limit e4L's ability to continue to do business, operate profitability or to expand in that new market.

e4L DEPENDS ON THE INTRODUCTION OF SUCCESSFUL NEW PRODUCTS TO BE PROFITABLE

         e4L is dependent on its continuing ability to introduce successful new products to supplement or replace existing products as they mature through their product life cycles. e4L's five most successful products each year typically account for a substantial amount of e4L's annual net revenue. Generally, e4L's successful products change from year to year. Accordingly, e4L's future results of operations depend on its ability to introduce successful products consistently and to capture the full revenue potential of each product at all stages of consumer marketing and distribution channels during the product's life cycle.

         In addition to a supply of successful new products, e4L's revenue and results of operations depend on a positive customer response to its direct response television programming and the effective management of product inventory and media time. Consumer response to e4L's programming depends on many variables, including the appeal of the products being marketed, the effectiveness of the direct response program, the availability of competing products and the timing and frequency of program airings. We cannot assure you that e4L's programming will receive market acceptance.

         e4L must have an adequate supply of inventory to meet consumer demand. Most of e4L's products have a limited market life, so it is extremely important that e4L generate maximum sales during this time period. If production delays or shortages, poor inventory management or inadequate cash flow prevent e4L from maintaining sufficient inventory, e4L could lose potential product sales, which may never be recouped. In addition, unanticipated obsolescence of a product may occur or problems may arise regarding regulatory, intellectual property, product liability or other issues which adversely affect future sales of a product even though e4L may still hold a large quantity of the product in inventory. Accordingly, e4L's ability to maintain systems and procedures to effectively manage its inventory is of critical importance to e4L's cash flow and results of operations.

         The average product life cycle in the United States and internationally is less than two years. Generally, products generate their most significant revenue in their first year of sales. In addition, e4L must adapt to market conditions and competition as well as other factors which may cut short a product's life cycle and adversely affect e4L's results of operations.

         e4L offers a limited money-back guarantee on all of its products if the customer is not fully satisfied. Accordingly, e4L's results of operations may be adversely affected by product returns under e4L's guarantee, its product warranty or otherwise. Although e4L establishes reserves against product returns which it believes are adequate based on product mix and returns history, e4l cannot assure you that it will not experience unexpectedly high levels of product returns which exceed the reserves for that product. If product returns do exceed reserves, e4L's results of operations would be adversely affected.

e4L DEPENDS ON THIRD PARTY MANUFACTURERS AND SERVICE PROVIDERS FOR MANY OF ITS ACTIVITIES

         Substantially all of e4L's products are manufactured by other domestic and foreign companies. In addition, e4L utilizes other companies to fulfill orders placed for e4L's products and to provide telemarketing services. If e4L's suppliers are unable, either temporarily or permanently, to deliver products to e4L in time to fulfill sales orders, it could have a negative effect on e4L's results of operations. Moreover, because the time from the initial approval of a product by e4L's product development department until the first sale of a product must be short, e4L must be able to cause its product manufacturers to quickly produce high-quality, reasonably priced products for e4L to sell. However, because e4L's primary product manufacturers are foreign companies which require longer lead times for products, any delay in production or delivery would adversely affect sales of the product and e4L's results of operations. In addition, e4L's use of foreign manufacturers further exposes e4L to the general risks of doing business abroad.

e4L MUST BE ABLE TO ACQUIRE AND EFFECTIVELY USE MEDIA TIME TO SELL PRODUCTS AND BUILD BRAND AWARENESS

         e4L must have access to media time to televise its direct response television programming on cable and broadcast networks, network affiliates and local stations. e4L purchases a significant amount of media time from cable television and satellite networks, which assemble programming for transmission to cable system operators. If demand for airtime increases, cable system operators and broadcasters may limit the amount of time available for these broadcasts. Larger multiple cable system operators also sell 'dark' time, (i.e., the hours during which a network does not broadcast its own programming) to third parties which may cause prices for such media to rise. Significant increases in the cost of media time or significant decreases in e4L's access to media could negatively impact e4L. In addition, periodic world events may limit e4L's access to air time and reduce the number of persons viewing e4L's direct response programming in one or more markets, which would negatively impact e4L for these periods.

         Recently, international media suppliers have begun to negotiate for fixed media rates and minimum revenue guarantees, each of which increase e4L's cost of media and risk. In addition to acquiring adequate amounts of media time, e4L's business depends on its ability to manage efficiently its acquisitions of media time, by analyzing the need for, and making purchases of, long term media and spot media. e4L must also properly allocate its available airtime among its current library of direct response television programs. Whenever e4L makes advance purchases and commitments to purchase media time, it must manage the media time effectively, because the failure to do so could negatively affect e4L's business. If e4L cannot use all of the media time it has acquired, it attempts to sell its excess media time to others. However, e4L cannot assure you that it will be able to use or sell its excess media time.

         In April 1998, e4L began leasing a twenty-four hour transponder on the Eutelstat Satellite, which broadcasts across Europe. e4L has incurred significant start-up costs in connection with the transponder lease. If e4L is unable to use effectively or sell the remaining transponder media time, e4L's future operations could be negatively affected. During the year ended March 31, 1999, e4L classified a portion of this contract as unfavorable and recorded a $5.3 million unusual charge.

e4L HAS BEEN SUBJECT TO NUMEROUS LAWSUITS AND REGULATORY ACTIONS

         There have been many lawsuits against companies in the direct marketing industry. In recent years, e4L has been involved in significant legal proceedings and regulatory actions by the Federal Trade Commission and Consumer Products Safety Commission, which have resulted in significant costs and charges to e4L. In addition, e4L, its wholly owned subsidiary, Positive Response Television, Inc. and Positive Response's chief executive officer are subject to FTC consent orders which require them to submit periodic compliance reports to the FTC. Any additional FTC or CPSC violations or significant new litigation could have an adverse effect on e4L's business.

e4L IS EXPOSED TO PRODUCT LIABILITY CLAIMS BY CONSUMERS

         Products sold by e4L may expose it to potential liability from damage claims by users of the products. In certain instances, e4L is able to obtain contractual indemnification rights against these liabilities from the manufacturers of the products. In addition, e4L generally requires its manufacturers to carry product liability insurance. However, e4L cannot be certain that manufacturers will maintain this insurance or that their coverage will be adequate to cover all claims. In addition, e4L cannot be certain that it will be able to maintain its insurance coverage or obtain additional coverage on acceptable terms, or that its insurance will provide adequate coverage against all claims.

e4L COMPETES WITH MANY OTHER TYPES OF COMPANIES FOR CUSTOMERS

         e4L competes directly with companies which generate sales from direct response television programs and other direct marketing and electronic commerce companies. e4L also competes with a large number of consumer product retailers, many of which have substantially greater financial, marketing and other resources than e4L. Some of these retailers have recently begun, or indicated that they intend to begin, selling products through direct response marketing methods, including sales in various e-commerce channels, such as the Internet. e4L also competes with companies that make imitations of e4L's products at substantially lower prices, which may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising, catalogs and the Internet.

e4L PLACES GREAT RELIANCE ON ITS KEY PERSONNEL

         e4L's executive officers have substantial experience and expertise in direct response sales and marketing, electronic commerce and media. In addition, e4L is highly dependent on certain of its employees responsible for product development and production of direct response television programs. If any of these individuals leave e4L, e4L's business could be negatively affected.

e4L'S BUSINESS IS AFFECTED BY SEASONALITY ISSUES

         e4L's revenue varies throughout the year. e4L's revenue has historically been highest in its third and fourth fiscal quarters and lower in its first and second fiscal quarters due to fluctuations in the number of television viewers. These seasonal trends have been and may continue to be affected by the timing and success of new product offerings and the potential growth in e4L's electronic commerce businesses.

e4L'S STOCK PRICE MAY BE ADVERSELY AFFECTED BY SALES OF ITS CONVERTIBLE
SECURITIES

         Sales of a substantial number of shares of e4L's common stock in the public market could adversely affect the market price of e4L's common stock outstanding. As of November 30, 1999, there are approximately 35.7 million shares of e4L Common Stock outstanding, nearly all of which are freely tradable. In addition, approximately 45.0 million shares of e4L Common Stock are currently reserved for issuance upon the exercise of outstanding options and warrants and the conversion of convertible preferred stock. For example, approximately 16.6 million shares of Common Stock may be issued to holders of e4L's Series D Convertible Preferred Stock (based on a conversion price of $1.073125 per share) and approximately 10.9 million shares of Common Stock may be issued to holders of e4L's Series E Convertible Preferred Stock (based on a conversion price of $1.50 per share and not including any shares of common stock that are issuable to holders of Series E Convertible Preferred Stock in satisfaction of the one-year 4% premium payable upon conversion).

                                   THE COMPANY

           e4L is principally engaged in the use of direct response transactional television programming, also known as infomercials, wholesale/retail distribution and electronic commerce, to sell consumer products worldwide. e4L manages all phases of direct marketing for the majority of its consumer products in both the United States and international markets, including product selection and development, manufacturing by third parties, production and broadcast of direct response programs, order processing and fulfillment and customer service.

           e4L is engaged in direct marketing of consumer products in the United States through its wholly-owned subsidiary, Quantum North America, Inc. (formerly Media Arts International, Ltd. and d/b/a e4L North America), which e4L acquired in 1986, and internationally through its wholly-owned subsidiaries:
Quantum International Limited, which e4L acquired in 1991; Quantum Prestige Limited, through which e4L operates in New Zealand and in all Asian countries other than Japan; Quantum International (Japan) Company Limited, which e4L formed in June 1995; and Suzanne Paul Holdings Pty Limited and its operating subsidiaries which e4L acquired in July 1996. e4L produces television programming through e4L Television (formerly d/b/a DirectAmerica Corporation), which e4L acquired in October 1995.

           e4L is a Delaware corporation, with its principal executive offices located at 15821 Ventura Boulevard, 5th Floor, Los Angeles, California 91436, and its telephone number is (818) 461-6400.

                                 USE OF PROCEEDS

           e4L will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders pursuant to this Prospectus. The Selling Stockholders will remit to e4L the exercise price of the warrants in connection with an exercise of such securities. e4L will use the proceeds from such warrant exercises for working capital purposes.

                              SELLING STOCKHOLDERS

           The following table sets forth the name of the Selling Stockholders, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of January 12, 2000, and the number of shares of Common Stock which may be offered for sale pursuant to this Prospectus by each Selling Stockholder. The Offered Shares may be offered from time to time by each Selling Stockholder named below. See "Plan of Distribution." However, the Selling Stockholders are under no obligation to sell all or any portion of the shares of Common Stock offered hereby, nor is any Selling Stockholder obligated to sell such shares of Common Stock immediately under this Prospectus. Because the Selling Stockholders may sell all or part of the shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by each Selling Stockholder upon termination of any offering made hereby.

           Pursuant to Rule 416(a) under the Securities Act, the shares of Common Stock issuable in respect of the warrants are subject to adjustment by reason of stock splits, stock dividends and other similar transactions in the Common Stock.




                                                                                       Common Shares Beneficially
                                                                                        Owned After Offering (1)
                                             Number of Common                          --------------------------
       Name of Selling Stockholder          Shares Beneficially      Common Shares                     Percent of
                                          Owned Prior to Offering   Offered Hereby       Number       Outstanding

The Media Group, Inc.                              266,667               266,667            0              0
Bochetto & Lentz, P.C.                             133,333               133,333            0              0
 Jeffrey S. Amling                                   1,927                 1,927            0              0
Mark Armbruster                                        326                   326            0              0
D. Geoff Armstrong                                   1,634                 1,634            0              0
Frank Bodenchack                                     2,172                 2,172            0              0
Charles Carey                                          241                   241            0              0
Mark Cuban                                           2,410                 2,410            0              0
Douglas Frankel                                        483                   483            0              0
William Gerlach                                      4,818                 4,818            0              0
Gruber/McBaine International                         5,786                 5,786            0              0
Hirsch Living Trust vdt 10/30/90                       964                   964            0              0
Benjamin Homel                                         964                   964            0              0
David Jacobs                                           483                   483            0              0
Jacor Communications, Inc.                          96,426                96,426            0              0
Casey Kasem, Inc. Retirement Trust                     653                   653            0              0
Kraig Kitchin                                        1,928                 1,928            0              0
Ross & Rebecca Kudwitt                                 326                   326            0              0
Laguintas Partners, L.P.                            18,321                18,321            0              0
Robert Lee                                             483                   483            0              0
Lehman Family Trust                                    964                   964            0              0
Stephen C. Lehman                                   34,433                34,433            0              0
Howard Loewenberg                                      723                   723            0              0
Drew Marcus                                            772                   772            0              0
Douglas D. and Andrea T. Mitchelson                    192                   192            0              0
Robert Moore                                         1,928                 1,928            0              0
Wilhelmina Nuehring Family Trust                     1,722                 1,722            0              0
Harry Radutzky                                         483                   483            0              0
S/L Trilling Trust                                   2,411                 2,411            0              0
David and Sonia Salzman                              8,088                 8,088            0              0


                                                                                       Common Shares Beneficially
                                             Number of Common                            Owned After Offering (1)
       Name of Selling Stockholder          Shares Beneficially      Common Shares                     Percent of
                                          Owned Prior to Offering   Offered Hereby       Number       Outstanding


Andrew M. Schuon                                       483                   483            0              0
Talisman Capital Opportunity Fund                    4,248                 4,248            0              0
Charles Thornstrom                                   2,172                 2,172            0              0
Scott Wieler                                           483                   483            0              0
Robert Wilson                                          326                   326            0              0
Robert Wunsch                                          172                   172            0              0
Robert Wunsch FBO Margaret and John
Scott                                                   57                    57            0              0



---------------

(1) Assumes the sale of all shares of Common Stock offered hereby. e4L is not aware of any plans of the Selling Stockholders to dispose of their Common Stock.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock are being offered on behalf of each of the Selling Stockholders and e4L will not receive any proceeds from the Offering. The shares of Common Stock may be sold or distributed from time to time by each Selling Stockholder, or by pledgees, donees or transferees of, or other successors in interest to, each Selling Stockholder, directly to one or more purchasers (including pledgees) or through brokers, dealers, agents or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of Common Stock may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the New York Stock Exchange; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; (v) or any other exchange on which the Common Stock is listed (including any over-the-counter listing service); (vi) any combination of the foregoing, or by any other legally available means. In addition, each Selling Stockholder or its successor in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the position they assume with such Selling Stockholder. Each Selling Stockholder or its successor in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of Common Stock, which shares of Common Stock may be resold thereafter pursuant to this Prospectus. There can be no assurance that all or any of the shares of Common Stock will be issued to, or sold by, each Selling Stockholder.

         Brokers, dealers, underwriters or agents participating in the sale of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts or concessions from each Selling Stockholder and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). Each Selling Stockholder and any broker-dealers or other persons who act in connection with the sale of the Common Stock hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither e4L nor any of the Selling Stockholders can presently estimate the amount of such compensation. e4L knows of no existing arrangements between any Selling Stockholders and any other stockholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock.

         A Selling Stockholder may decide not to sell any shares. e4L cannot assure you that any Selling Stockholder will use this prospectus to sell any or all of the shares of Common Stock. Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a Selling Stockholder may transfer, devise or gift the shares by other means not described in this prospectus.

         Each Selling Stockholder and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Common Stock by any Selling Stockholder or any other such persons. The foregoing may affect the marketability of the Common Stock.

         e4L will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. e4L has also agreed to indemnify each Selling Stockholder and certain related persons against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby has been passed upon for e4L by e4L's outside legal counsel, Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania.


                                     EXPERTS

         The consolidated financial statements and schedule of e4L, Inc. appearing in e4L's Annual Report (Form 10-K) for the year ended March 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows companies to "incorporate by reference" the information filed with them, which means that e4L can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and information e4L files later with the SEC will automatically update and supersede this information. e4L incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         (a) e4L's Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

         (b) e4L's Quarterly Report on Form 10-Q for the quarters ended June 30, 1999 and September 30, 1999;

         (c) e4L's Current Reports on Form 8-K dated June 8, 1999, August 30, 1999 and September 22, 1999;

         (d) e4L's Proxy Statements on Schedule 14A, dated August 23, 1999 and December 16, 1999; and

         (e) the description of e4L's Common Stock contained in e4L's Registration Statement on Form 8-A, dated August 28, 1990, including all amendments and reports filed for the purpose of updating such description.


         This Prospectus is part of a registration statement e4L filed with the SEC. You should rely only on the information or representations provided in this Prospectus. e4L has authorized no one to provide you with different information. e4L is not offering or selling these securities in any state where the offer or sale is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date stated on the front cover page of this Prospectus.

         e4L will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of such documents which are incorporated herein by reference. You should direct your requests for copies to e4L, Inc., 15821 Ventura Boulevard, 5th Floor, Los Angeles, California 91436; Attention: Investor Relations, telephone number (818) 461-6400, facsimile number (818) 461-6525.


                       WHERE YOU CAN GET MORE INFORMATION


         At your request, e4L will provide you, without charge, a copy of any exhibits to e4L's Registration Statement. If you would like more information, write or call e4L at:

                      e4L, Inc.
                      Attention:  Investor Relations
                      15821 Ventura Boulevard, 5th Floor
                      Los Angeles, California  91436
                      Telephone:  (818) 461-6400
                      Facsimile: (818) 461-6530

         e4L's fiscal year ends on March 31. e4L intends to provide to its stockholders annual reports containing audited financial statements and other appropriate reports. In addition, e4L files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information e4L files at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. e4L's SEC filings are also available to the public on the SEC's Internet site at http\\www.sec.gov.


No dealer, salesman or any other person
has been authorized to give any
information or to make any representations
not contained in this Prospectus in              600,000 SHARES OF COMMON STOCK
connection with the offering described
herein and, if given or made, such                       e4L, INC.
information or representation must not be
relied upon as having been authorized by
e4L or the Selling Stockholders. This
Prospectus does not constitute an offer
to sell or a solicitation of an offer to
buy a security other than the shares of
Common Stock offered hereby, nor does it                   -------
constitute an offer to sell or a
solicitation of an offer to buy any of                   PROSPECTUS
the securities offered hereby in any
jurisdiction to any person to whom it is                   -------
unlawful to make such offer or
solicitation in such jurisdiction. Neither
the delivery of this Prospectus nor any sale
made hereunder shall, under any circumstances,
create any implication that the information
contained herein is correct as of any date
subsequent to the date hereof.



                                                      JANUARY 13, 2000


                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an itemized statement of the estimated amounts of all expenses payable by e4L in connection with the registration of the shares of Common Stock offered hereby, other than underwriting discounts and commissions:



          Registration Fee--Securities and Exchange Commission...................       $   485.10
         *Blue Sky fees and expenses.............................................       $ 1,000.00
         *Accountants' fees and expenses ........................................       $ 5,000.00
         *Legal fees and expenses ...............................................       $ 5,000.00
         *Printing and EDGAR expenses ...........................................       $ 1,000.00
         *Miscellaneous .........................................................       $ 1,000.00
                                                                                         ---------
                  Total .........................................................       $ 13,485.10
                                                                                         =========



------------------

* Estimate


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         e4L has adopted in its Certificate of Incorporation and Bylaws the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director of e4L or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to e4L or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a known violation of the law, under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit.

         Further, e4L's Certificate of Incorporation and Bylaws provide that e4L shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that e4L may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of e4L, or is or was serving at the request of e4L as a director or officer of another corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of e4L, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Board of Directors, independent legal counsel or the stockholders of e4L. In addition, e4L shall indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by them in connection therewith.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)  Schedule of Exhibits.


   Exhibit
   NUMBER         EXHIBIT


   4.1  (1)       Form of e4L Warrant issued to The Media Group, Inc. and to
                  Bochetto & Lentz, P.C.

     5  (1)       Opinion and Consent of Klehr, Harrison, Harvey, Branzburg &
                  Ellers LLP.

    23  (1)       Consent of Ernst & Young LLP, independent auditors.



----------------

(1)        Filed herewith.


ITEM 17. UNDERTAKINGS.

(a)     The undersigned Registrant hereby undertakes:

        (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (A) to include any prospectus required by section 10(a)(3) of the Securities Act;

                  (B) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

                  (C) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (ii) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (iv) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 12th day of January, 2000.

                                   e4L, INC.


                                   BY: /s/ Stephen C. Lehman
                                       ----------------------------------------
                                       Stephen C. Lehman, Chairman of the Board
                                       of Directors and Chief Executive Officer


                                POWER OF ATTORNEY

         Each of the undersigned officers and directors of e4L, Inc. whose signature appears below hereby appoints Stephen C. Lehman and Daniel M. Yukelson as true and lawful attorney-in-fact for the undersigned with full power of substitution, to execute in his name and on his behalf in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact shall deem appropriate, and to cause to be filed any such amendment (including exhibits thereto and other documents in connection therewith) to this Registration Statement with the Securities and Exchange Commission, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on this 12th day of January, 2000.


        SIGNATURE                               TITLE(S)

 /s/ Stephen C. Lehman             Chairman of the Board of Directors and Chief
------------------------------     Executive Officer
Stephen C. Lehman

 /s/ Daniel M. Yukelson            Executive Vice President/Finance and Chief
------------------------------     Financial Officer, and Secretary
Daniel M. Yukelson

 /s/ Stuart D. Buchalter           Director
------------------------------
Stuart D. Buchalter

 /d/ David E. Salzman              Director
------------------------------
David E. Salzman

 /s/ Andrew M. Schuon              Director
------------------------------
Andrew M. Schuon

 /s/ Eric R. Weiss                 Vice Chairman of the Board of Directors and
------------------------------     Chief Operating Officer
Eric R. Weiss

                                  EXHIBIT INDEX



EXHIBIT NO.


    4.1        Form of e4L Warrant issued to The Media Group, Inc. and to
               Bochetto & Lentz, P.C.

    5          Opinion and Consent of Klehr, Harrison, Harvey, Branzburg &
               Ellers, LLP.

   23          Consent of Ernst & Young LLP, independent auditors.
